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
Supplemental Material for Financial Results for FY2010 Second Quarter (Unconsolidated)
( Japan GAAP )
-----------------------------------------------------------------------------------------------------------------------  -----------
                               FY2009                                                      FY2010                           FY2010
                              --------------------------------------------------          -----------------------------
                              --------------------   First                                ------------------    First
                                                      half                          12                           half      Forecast
                                      1Q      2Q    6 months     3Q         4Q    months      1Q       2Q      6 months   12 months
                                    (2008/  (2008/   (2008/    (2008/     (2009/ ('08/4-    (2009/    (2009/    (2009/     ('09/4-
                                     4-6)    7-9)     4-9)     10-12)      1-3)   '09/3)     4-6)      7-9)      4-9)       '10/3)
-----------------------------------------------------------------------------------------------------------------------  ----------
  Domestic vehicle production
   (thousands of units)            1,027     980    2,007        874       512    3,393       589      770     1,359        3,120
-----------------------------------------------------------------------------------------------------------------------  ----------
  Overseas vehicle production
   (thousands of units)            1,164     998    2,162        895       653    3,710       785      996     1,781        3,930
-----------------------------------------------------------------------------------------------------------------------  ----------
  Vehicle Sales (thousands
   of units)                       1,033     992    2,025        915       539    3,479       587      770     1,357        3,150
    -------------------------------------------------------------------------------------------------------------------  ----------
     Domestic                        368     354      722        322       296    1,340       280      353       633        1,550
    -------------------------------------------------------------------------------------------------------------------  ----------
      Exports                        665     638    1,303        593       243    2,139       307      417       724        1,600
       ----------------------------------------------------------------------------------------------------------------  ----------
               North America         310     273      583        268        77      928       131      182       313          650
       ................................................................................................................  ..........
                   Europe            117     108      225         80        46      351        58       68       126          270
       ................................................................................................................  ..........
                    Asia              48      44       92         32        17      141        31       34        65          150
       ................................................................................................................  ..........
                Central and
               South America          26      25       51         22         6       79         5       12        17           50
       ................................................................................................................  ..........
                  Oceania             51      44       95         38        27      160        34       40        74          150
       ................................................................................................................  ..........
                   Africa             35      32       67         41        17      125        10       16        26           70
       ................................................................................................................  ..........
                Middle East           76     110      186        110        51      347        36       64       100          260
       ................................................................................................................  ..........
                   Other               2       2        4          2         2        8         2        1         3            -
-----------------------------------------------------------------------------------------------------------------------  ----------
  Housing Sales (units)              771   1,278    2,049      1,342       944    4,335       673      982     1,655        4,400
-----------------------------------------------------------------------------------------------------------------------  ----------
  Net Revenues
   (billions of yen)             2,890.5 2,758.7  5,649.2    2,292.2   1,337.0  9,278.4   1,628.7  2,027.9   3,656.6      8,200.0
    -------------------------------------------------------------------------------------------------------------------  ----------
                Domestic           859.9   816.6  1,676.5      740.6     642.7  3,059.8     658.4    776.1   1,434.5            -
    ...................................................................................................................  ..........
                 Exports         2,030.6 1,942.1  3,972.7    1,551.6     694.2  6,218.5     970.3  1,251.7   2,222.0            -
-----------------------------------------------------------------------------------------------------------------------  ----------
  Operating Income
   (billions of yen)               173.5    79.0    252.5     -149.2    -291.2   -187.9    -181.8    -83.9    -265.7       -520.0
    (Operating Income
     Ratio) (%)                  (   6.0)(   2.9) (   4.5)   (  -6.5)  ( -21.8) (  -2.0)  ( -11.2) (  -4.1)  (  -7.3)     (  -6.3)
-----------------------------------------------------------------------------------------------------------------------  ----------
  Ordinary Income
   (billions of yen)               401.4   193.8    595.2      -83.4    -329.3    182.5      12.4    -58.7     -46.3       -280.0
    (Ordinary Income
     Ratio) (%)                  (  13.9)(   7.0) (  10.5)   (  -3.6)  ( -24.6) (   2.0)  (   0.8) (  -2.9)  (  -1.3)     (  -3.4)
-----------------------------------------------------------------------------------------------------------------------  ----------
  Net Income
   (billions of yen)               321.1   151.1    472.2       -6.4    -409.2     56.6       5.9    -24.7     -18.8       -120.0
    (Net Income
     Ratio) (%)                  (  11.1)(   5.5) (   8.4)   (  -0.3)  ( -30.6) (   0.6)  (   0.4) (  -1.2)  (  -0.5)     (  -1.5)
-----------------------------------------------------------------------------------------------------------------------  ----------
  R&D Expenses
  (billions of yen)                199.6   208.8    408.4      182.0     179.4    769.8     176.0    164.7     340.7        680.0
-----------------------------------------------------------------------------------------------------------------------  ----------
  Depreciation Expenses
   (billions of yen)                68.8    76.8    145.6       79.6      89.7    314.9      70.0     74.0     144.0        310.0
-----------------------------------------------------------------------------------------------------------------------  ----------
  Capital Expenditures
   (billions of yen)                64.5    92.6    157.1       93.3     118.7    369.1      29.9     23.0      52.9        180.0
-----------------------------------------------------------------------------------------------------------------------  ----------

----------------------------------------------------------------   ----------------------------------------------------------------
  Analysis of Unconsolidated Net Income              First half    Cautionary Statement with Respect to Forward-Looking Statements
   for FY2010                                 2Q      6 months
    (billions of yen,approximately)       (2009/7-9) (2009/4-9)    This report contains forward-looking statements that reflect
----------------------------------------------------------------   Toyota's plans and expectations.
  Effects of Sales Volume and Mix            -240.0     -580.0     These forward-looking statements are not guarantees of future
----------------------------------------------------------------   performance and involve known and unknown risks, uncertainties
  Effects of Changes in Exchange Rates       -160.0     -280.0     and other factors that may cause Toyota's actual results,
----------------------------------------------------------------   performance, achievements or financial position to be materially
  Cost Reduction Efforts                      110.0      170.0     different from any future results, performance, achievements or
    ------------------------------------------------------------   financial position expressed or implied by these forward-looking
      From Engineering                        105.0      160.0     statements. These factors include: (i) changes in economic
    ------------------------------------------------------------   conditions and market demand affecting, and the competitive
      From Manufacturing and Logistics          5.0       10.0     environment in, the automotive markets in Japan, North America,
----------------------------------------------------------------   Europe, Asia and other markets in which Toyota operates; (ii)
  Reduction in Fixed Costs                    130.0      170.0     fluctuations in currency exchange rates, particularly with
----------------------------------------------------------------   respect to the value of the Japanese yen, the U.S. dollar, the
  Other                                        -2.9        1.8     Euro, the Australian dollar, the Canadian dollar and the British
----------------------------------------------------------------   pound; (iii) changes in funding environment in financial
       (Changes in Operating Income)         -162.9     -518.2     markets; (iv) Toyota's ability to realize production
----------------------------------------------------------------   efficiencies and to implement capital expenditures at the levels
  Non-operating Income                        -89.6     -123.3     and times planned by management; (v) changes in the laws,
----------------------------------------------------------------   regulations and government policies in the markets in which
  Income Taxes , etc.                          76.7      150.5     Toyota operates that affect Toyota's automotive operations,
----------------------------------------------------------------   particularly laws, regulations and government policies relating
       (Changes in Net Income)               -175.8     -491.0     to trade, environmental protection, vehicle emissions, vehicle
----------------------------------------------------------------   fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or
                                                                   difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are
                                                                   produced, distributed or sold.
                                                                   A discussion of these and other factors which may affect
                                                                   Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange
                                                                   Commission.
                                                                   ----------------------------------------------------------------

(Note 1) Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries ("Toyota") to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2) "Net income attributable to Toyota Motor Corporation", equivalent to "Net Income" up to FY2009
(Note 3) 2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4) Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5) Excludes financial subsidiaries
                                                           Supplemental 4